DESCRIPTION OF COMMON STOCK
The following summary description of the common stock of Mirati Therapeutics, Inc. (“we”, “our” or “us”) is based on the provisions of our amended and restated certificate of incorporation, as well as our bylaws, as amended, and the applicable provisions of the Delaware General Corporation Law. This information is qualified entirely by reference to the applicable provisions of our amended and restated certificate of incorporation, our bylaws, as amended, and the Delaware General Corporation Law. Our amended and restated certificate of incorporation and bylaws, as amended, have previously been filed as exhibits with the Securities and Exchange Commission.
Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws, as amended, do not provide for cumulative voting rights. Other than as described below, holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.
Anti-takeover Effects of Provisions of Delaware Law and Charter Documents
Our amended and restated certificate of incorporation and bylaws, as amended, contain provisions that might have an anti-takeover effect. These provisions, which are summarized below, may have the effect of delaying, deterring or preventing a change in control of our company. They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders’ ability to approve transactions that they consider to be in their best interests.
Our amended and restated certificate of incorporation permits our board of directors to issue preferred stock. We could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of shares of our existing preferred stock and our existing preferred stock and common stock. Our current stockholders have no redemption rights. In addition, as we have a large number of authorized but unissued shares, our board of directors could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval. We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203, subject to specific exceptions, prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:
•prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or
•on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

 Section 203 defines “business combination” to include:

•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;

•subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation’s stock of any class or series beneficially owned by the interested stockholder; and

•the receipt by the “interested stockholder” of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

 In general, an “interested stockholder” is an entity or individual who, together with affiliates and associates, owns, or within three years prior to the determination of the “interested stockholder” status owned, 15 percent or more of a corporation’s outstanding voting stock. The provisions of Section 203 could encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also could have the effect of preventing changes in our management or could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA, 02021.
Listing on The Nasdaq Global Select Market
Our common stock is listed on The Nasdaq Global Select Market under the symbol “MRTX.”